EXHIBIT C-9

Department of Finance Canada
Ministère des Finances Canada

ANNUAL FINANCIAL REPORT OF THE GOVERNMENT OF CANADA

2017-2018

Canada

©Her Majesty the Queen in right of Canada (2018)

All rights reserved

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or any part thereof shall be addressed to

the Department of Finance Canada.

Cette publication est également disponible en français.

Cat. No.: F1-25E-PDF

ISSN: 1487-0428

Table of Contents

Note to Readers	5

Report Highlights	6

Revenues	12

Expenses	14

Federal Debt	17

Financial Source/Requirement	23

Report of the auditor general on the condensed consolidated financial statements of the government of canada	25

Condensed Consolidated Financial Statements of the Government of Canada	27

Notes to the Condensed Consolidated Financial Statements of the Government of Canada	30

Annual Financial Report 2017–18 3

Note to Readers

The financial results in this report are based on the audited consolidated financial statements of the Government of Canada for the fiscal year ended March 31, 2018, the condensed form of which is included in this report. For the 20th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements. The complete consolidated financial statements will be set out in the Public Accounts of Canada 2018 when tabled in Parliament.

The Fiscal Reference Tables have been updated to incorporate the results for 2017–18 as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Annual Financial Report 2017–18 5

Report Highlights

•	The Government posted a budgetary deficit of $19.0 billion for the fiscal year ended March 31, 2018, compared to an estimated deficit of $19.9 billion in the February 2018 budget.

•

Revenues increased by $20.1 billion, or 6.9 per cent, from 2016–17. Program expenses increased by $19.5 billion, or 6.7 per cent, reflecting increases in all major categories of expenses. Public debt charges were up $0.7 billion, or 3.1 per cent.

•

The federal debt (the difference between total liabilities and total assets) stood at $671.3 billion at March 31, 2018. The federal debt-to-GDP (gross domestic product) ratio was 31.3 per cent, down 0.7 percentage points from the previous year.

•	Public debt charges amounted to 6.6 per cent of expenses in 2017–18. This is down from a peak of nearly 30 per cent in the mid-1990s.

•	For the 20th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements.

6

Table 1

Financial Highlights

$ billions

	2016–17 Restated[1]	2017–18

Budgetary transactions

Revenues	293.5	313.6

Expenses

Program expenses	291.2	310.7

Public debt charges	21.2	21.9

Total expenses	312.5	332.6

Budgetary balance	(19.0)	(19.0)
Non-budgetary transactions	(8.5)	9.5

Financial source/requirement	(27.5)	(9.4)
Net change in financing activities	25.4	7.6

Net change in cash balances	(2.1)	(1.9)
Cash balance at end of period	36.5	34.6

Financial position

Total liabilities	1,116.9	1,157.4

Total financial assets	382.8	398.6

Net debt	(734.1)	(758.8)

Non-financial assets	82.6	87.5

Federal debt (accumulated deficit)	(651.5)	(671.3)

Financial results (% of GDP)

Revenues	14.4	14.6

Program expenses	14.3	14.5

Public debt charges	1.0	1.0

Budgetary balance	(0.9)	(0.9)

Federal debt (accumulated deficit)	32.0	31.3

Note: Numbers may not add due to rounding.

[1]	Certain comparative figures have been restated. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

Annual Financial Report 2017–18 7

Economic Developments1

The global economy experienced a significant pick-up in the pace of its expansion in 2017, following two consecutive years of deceleration. The expansion was also highly synchronized across regions, with the share of countries in recession declining to close to a record low, and job creation steadily driving unemployment in the Organisation for Economic Co-operation and Development area toward a 40-year low.

This performance was helped by very accommodative monetary policy across most economies, with the policy interest rates of most major central banks remaining low and some central banks continuing to deploy extraordinary monetary policy measures to support economic growth, close output gaps and help revive inflation. Global trade and investment picked up in 2017, contributing to job creation, and fiscal policy remained supportive.

Against the stronger global growth backdrop, the Canadian economy was also remarkably strong in 2017, growing at a pace well above that of all other Group of Seven (G7) countries, and at the strongest pace since 2011. Real GDP grew 3.0 per cent after posting subdued growth rates in 2015 (1.0 per cent) and 2016 (1.4 per cent).

Canada’s strong economic growth was driven by growth in consumer spending, strong regional housing markets as well as supportive monetary and fiscal policy. At the same time, stronger global economic conditions contributed to a modest rebound in business investment in Canada. Economic growth was fairly broad-based across sectors and regions. The economy added 427,300 jobs in 2017, leading the unemployment rate to fall to 5.8 per cent in December 2017—matching its lowest recorded level in over four decades.

Canada’s nominal GDP grew 5.4 per cent in 2017, up from 2.0 per cent in 2016. Higher nominal GDP growth in 2017 was due to both stronger real GDP growth and GDP inflation (the latter reflecting the waning impact of the negative oil price shock on Canada’s terms of trade, i.e. the prices of Canadian exports relative to Canadian imports). Both real and nominal GDP growth in 2017 were in line with the Budget 2018 forecast.

Both short- and long-term interest rates in Canada increased in the second half of 2017 as a result of increases in the Bank of Canada’s policy target rate. However, interest rates across the yield curve remained historically low in 2017.

In commodity markets, the price of West Texas Intermediate crude oil recovered to close to US$60 per barrel by the end of 2017 after reaching its lowest level since 2002 in early 2016 (below US$30 per barrel).

Consumer Price Index inflation accelerated somewhat from 1.4 per cent in 2016 to 1.6 per cent in 2017, in line with the Budget 2018 forecast but still below the mid-point of the Bank of Canada’s target band (2.0 per cent).

The Government regularly surveys private sector economists on their views on the economy to assess and manage risk. The survey of private sector economists has been used as the basis for economic and fiscal planning since 1994 and introduces an element of independence into the Government’s forecasts. This practice has been supported by international organizations, such as the International Monetary Fund (IMF).

[1]	This section incorporates data available up to and including August 10, 2018. The annual results are on calendar year basis.

8

Table 2

Average Private Sector Forecasts

per cent

	2016	2017	2018	2019

Real GDP growth

Budget 2017	1.4	2.1	2.0	1.7

Budget 2018	1.4	3.1	2.2	1.6

Actual	1.4	3.0	–	–

Nominal GDP growth

Budget 2017	1.9	4.3	4.0	3.5

Budget 2018	2.0	5.3	4.1	3.5

Actual	2.0	5.4	–	–

3-month treasury bill rate

Budget 2017	0.5	0.6	0.9	1.4

Budget 2018	0.5	0.7	1.4	2.0

Actual	0.5	0.7	–	–

10-year government bond rate

Budget 2017	1.3	1.8	2.3	2.7

Budget 2018	1.3	1.8	2.3	2.8

Actual	1.3	1.8	–	–

Unemployment rate

Budget 2017	7.0	6.9	6.7	6.7

Budget 2018	7.0	6.4	6.0	6.0

Actual	7.0	6.3	–	–

Consumer Price Index inflation

Budget 2017	1.5	2.0	2.0	1.9

Budget 2018	1.4	1.6	1.9	2.0

Actual	1.4	1.6	–	–

Note: Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts as of the first quarter of 2018 released on May 31, 2018.

The Budgetary Balance

The Government posted a budgetary deficit of $19.0 billion in 2017–18, virtually unchanged from a deficit of $19.0 billion in 2016–17.

Revenues were up $20.1 billion, or 6.9 per cent, from the prior year, primarily reflecting increases in income tax revenues, Goods and Services Tax (GST) revenues and other revenues, partially offset by a decrease in Employment Insurance (EI) premium revenues.

Expenses were up $20.1 billion, or 6.4 per cent, from the prior year. Program expenses increased by $19.5 billion, or 6.7 per cent, reflecting increases in major transfers to persons, major transfers to other levels of government, other transfer payments and other direct program expenses. Public debt charges increased by $0.7 billion, or 3.1 per cent, from the prior year.

Annual Financial Report 2017–18 9

To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. The following chart shows the budgetary balance as a percentage of GDP since 1989–90. In 2017–18, the budgetary deficit was 0.9 per cent of GDP, unchanged from 2016–17.

Comparison of Actual Budgetary Outcomes to Projected Results

The Government estimated a deficit of $19.9 billion for 2017–18 in the February 2018 budget. The final budgetary outcome for 2017–18 was a deficit of $19.0 billion.

Revenues were $4.0 billion, or 1.3 per cent, higher than expected, primarily reflecting higher-than-projected net income from enterprise Crown corporations (which reflected, in part, one-time equity adjustments due to the implementation of new International Financial Reporting Standards) and stronger-than-expected personal income tax revenues for tax year 2017.

Program expenses were $3.3 billion higher than expected, reflecting higher-than-expected increases in provisions for claims and litigation, which were only partially offset by lower-than-expected major transfers to persons.

Public debt charges were $0.2 billion lower than forecast, reflecting a lower-than-projected stock of interest-bearing debt.

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Table 3

Comparison of Actual Outcomes to February 2018 Budget

			Difference
	Actual ($ billions)	February 2018 budget[1] ($ billions)	($ billions)	(%)
Revenues

Personal income tax	153.6	152.3	1.3	0.9

Corporate income tax	47.8	48.2	(0.4)	(0.8)

Non-resident income tax	7.8	8.2	(0.3)	(3.9)

Other taxes and duties	53.8	53.7	0.2	0.3

Employment Insurance premiums	21.1	20.6	0.6	2.7

Other revenues	29.4	26.8	2.6	8.9

Total	313.6	309.6	4.0	1.3

Program expenses

Major transfers to persons

Elderly benefits	50.6	50.9	(0.3)	(0.5)
Employment Insurance	19.7	20.1	(0.4)	(1.9)
Children’s benefits	23.4	23.4	0.0	0.1
Total	93.8	94.4	(0.6)	(0.7)

Major transfers to other levels of government

Support for health and other social programs	50.9	50.9	(0.0)	(0.1)
Fiscal arrangements	17.3	17.3	0.0	0.0
Gas Tax Fund	2.1	2.1	0.0	0.0
Home care and mental health	0.3	0.3	0.0	0.0
Total	70.5	70.5	0.0	0.0

Direct program expenses	146.4	142.5	3.9	2.7

Total program expenses	310.7	307.4	3.3	1.0

Public debt charges	21.9	22.1	(0.2)	(0.9)

Budgetary outcome/estimate	(19.0)	(19.9)	0.9

Note: Numbers may not add due to rounding.

[1]

To enhance comparability with actual 2017–18 results, Budget 2018 projections have been adjusted to reflect the retroactive change in the Government’s discount rate methodology for unfunded pension benefit obligations. This restatement has resulted in a $2.8-billion increase in program expenses, a $2.3-billion decrease in public debt charges and a $0.5-billion increase in the projected budgetary deficit for 2017–18.

Annual Financial Report 2017–18 11

Revenues

Revenues totalled $313.6 billion in 2017–18, up $20.1 billion, or 6.9 per cent, from 2016–17 (Table 4).

The following chart illustrates the composition of revenues for 2017–18. The largest source of federal revenues is personal income tax revenues, which accounted for 49.0 per cent of total revenues in 2017–18. The second largest source was corporate income tax revenues at 15.2 per cent. GST revenues were 11.7 per cent of revenues while other taxes and duties were 5.4 per cent. EI premium revenues contributed 6.7 per cent of revenues and non-resident income tax revenues made up 2.5 per cent. Other revenues, which include net income from enterprise Crown corporations and other government business enterprises, revenues from sales of goods and services, returns on investments, net foreign exchange revenues and miscellaneous revenues, contributed 9.4 per cent of revenues in 2017–18.

Personal income tax revenues increased by $9.9 billion, or 6.9 per cent, in 2017–18, reflecting economic growth and the unwinding of the impact of tax planning that suppressed revenues in 2016–17, whereby high income individuals recognized additional income in the 2015 tax year and lower income in the 2016 tax year when the 33 per cent rate came into effect.

Corporate income tax revenues increased by $5.6 billion, or 13.2 per cent, reflecting strong corporate earnings and corresponding growth in corporate taxable income. Earnings were particularly strong in the financial, manufacturing and wholesale sectors.

Non-resident income tax revenues are paid by non-residents on Canadian-sourced income. These revenues increased by $0.8 billion, or 10.9 per cent, reflecting growth in corporate earnings and dividends.

Other taxes and duties increased by $2.5 billion, or 4.8 per cent. GST revenues grew by $2.4 billion in 2017–18, or 6.9 per cent, reflecting growth in retail sales. Energy taxes grew by $0.1 billion, or 1.9 per cent, due to slightly higher gasoline consumption in 2017–18. Customs import duties decreased by $0.1 billion, or 1.1 per cent. Other excise taxes and duties were up $45 million, or 0.8 per cent.

12

EI premium revenues decreased by $1.0 billion, or 4.5 per cent. This was due to a significant reduction in the premium rate in 2017 and 2018 relative to prior years, offset in part by growth in employment and wages.

Other revenues increased by $2.3 billion, or 8.6 per cent, in 2017–18, largely reflecting net income gains from enterprise Crown corporations, as well as positive one-time equity adjustments by several enterprise Crown corporations due to the implementation of new International Financial Reporting Standards.

Table 4

Revenues

	2016–17 ($ millions)	2017–18 ($ millions)	Net change
			($ millions)	(%)
Tax revenues

Income tax

Personal	143,680	153,619	9,939	6.9
Corporate	42,216	47,805	5,589	13.2
Non-resident	7,071	7,845	774	10.9
Total	192,967	209,269	16,302	8.4

Other taxes and duties

Goods and Services Tax	34,368	36,751	2,383	6.9
Energy taxes	5,634	5,739	105	1.9
Customs import duties	5,478	5,416	(62)	(1.1)
Other excise taxes and duties	5,868	5,913	45	0.8
Total	51,348	53,819	2,471	4.8

Total tax revenues	244,315	263,088	18,773	7.7

Employment Insurance premiums	22,125	21,140	(985)	(4.5)

Other revenues	27,055	29,378	2,323	8.6

Total revenues	293,495	313,606	20,111	6.9

Annual Financial Report 2017–18 13

The revenue ratio—revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. This ratio is influenced by changes in statutory tax rates and by economic developments. The ratio stood at 14.6 per cent in 2017–18, up from 14.4 per cent in 2016–17. This increase primarily reflects growth in personal and corporate income tax revenues and gains from enterprise Crown corporations. Overall, the revenue ratio has declined since 2001–02, due primarily to tax reduction measures in personal and corporate income taxes and the GST. The following chart illustrates the revenue ratio since 1993–94.

Expenses

In 2017–18, expenses amounted to $332.6 billion, up $20.1 billion, or 6.4 per cent, from 2016–17. Expenses can be broken down into three main categories: transfer payments, which account for roughly two-thirds of all federal spending, other expenses and public debt charges.

Other direct program expenses, which represents the operating expenses of the Government’s 128 departments, agencies, and consolidated Crown corporations and other entities, accounted for 29.8 per cent of total expenses in 2017–18.

Major transfers to persons made up 28.2 per cent of total expenses. This category consists of elderly, EI and children’s benefits.

Major transfers to other levels of government—which include the Canada Health Transfer, the Canada Social Transfer, the new home care and mental health transfers announced in Budget 2017, fiscal arrangements (Equalization, transfers to the territories, a number of smaller transfer programs and the Quebec Abatement), and the Gas Tax Fund—made up 21.2 per cent of total expenses in 2017–18.

Combined, major transfers to persons and major transfers to other levels of government accounted for roughly half of total expenses in 2017–18.

14

Other transfer payments, which include transfers to Indigenous Peoples, assistance to farmers, students and businesses, support for research and development, and international assistance, made up 14.2 per cent of expenses.

Public debt charges amounted to 6.6 per cent of expenses in 2017–18. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt charges were the largest component of spending.

Program expenses amounted to $310.7 billion in 2017–18, up $19.5 billion, or 6.7 per cent, from 2016–17 (Table 5).

Within program expenses, major transfers to persons increased by $2.9 billion, or 3.1 per cent, in 2017–18.

•

Elderly benefits consist of Old Age Security and Guaranteed Income Supplement and Allowance payments. Total benefits were up $2.5 billion, or 5.2 per cent, in 2017–18, reflecting growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•

EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and work-sharing agreements. Total benefits decreased by $1.0 billion, or 4.8 per cent, in 2017–18, reflecting stronger labour market conditions.

•

Children’s benefits increased by $1.4 billion, or 6.2 per cent, reflecting the new Canada Child Benefit, which replaced the Canada Child Tax Benefit and the Universal Child Care Benefit as of July 2016.

Major transfers to other levels of government increased by $1.9 billion, or 2.7 per cent, compared to 2016–17.

•

The Canada Health Transfer and Canada Social Transfer—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased by $1.5 billion in 2017–18, reflecting legislated growth.

Annual Financial Report 2017–18 15

•

Total entitlements under fiscal arrangements and other transfers increased by $0.4 billion in 2017–18, mainly due to legislated growth in Equalization and Territorial Formula Financing payments as well as payments under the new home care and mental health transfers.

Direct program expenses include transfer payments to individuals and other organizations not included in major transfers to persons and other levels of government, and other direct program expenses, which consist of operating expenses of National Defence, other departments and agencies, and expenses of consolidated Crown corporations. Direct program expenses increased by $14.7 billion, or 11.2 per cent, in 2017–18.

•

Other transfer payments increased by $5.6 billion, or 13.4 per cent, in 2017–18, reflecting increases across a number of departments and agencies, including increased assistance for students, transfers under the new Early Learning and Child Care Program, transfers to First Nations and infrastructure transfers.

•

Other direct program expenses increased by $9.2 billion, or 10.2 per cent. This increase is largely attributable to increased provisions for claims and litigation; higher defence spending; and one-time costs resulting from amendments to veteran future benefits in 2017–18, including the creation of the new Pain and Suffering Compensation benefit and the new Additional Pain and Suffering Compensation benefit, as well as the consolidation of some financial benefits into one new Income Replacement Benefit.

Public debt charges increased by $0.7 billion, or 3.1 per cent, reflecting a slightly higher average effective interest rate on the stock of interest-bearing debt.

Table 5

Expenses

	2016–17 Restated[1]	2017–18	Net change
	($ millions)	($ millions)	($ millions)	(%)

Major transfers to persons

Elderly benefits	48,162	50,644	2,482	5.2

Employment Insurance	20,711	19,715	(996)	(4.8)

Children’s benefits	22,065	23,432	1,367	6.2

Total	90,938	93,791	2,853	3.1

Major transfers to other levels of government

Federal transfer support for health and other social programs	49,405	50,872	1,467	3.0

Fiscal arrangements and other transfers	19,247	19,647	400	2.1

Total	68,652	70,519	1,867	2.7

Direct program expenses

Other transfer payments	41,580	47,138	5,558	13.4

Other direct program expenses	90,050	99,230	9,180	10.2

Total direct program expenses	131,630	146,368	14,738	11.2

Total program expenses	291,220	310,678	19,458	6.7
Public debt charges	21,232	21,889	657	3.1

Total expenses	312,452	332,567	20,115	6.4
[1]	Certain comparative figures have been restated. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

16

The following chart illustrates the interest ratio (public debt charges as a percentage of revenues) since 1993–94. This ratio has been decreasing in recent years, falling from a peak of 37.6 per cent in 1990–91 to 7.0 per cent in 2017–18. This means that, in 2017–18, the Government spent approximately 7 cents of every revenue dollar on interest on the public debt.

Federal Debt

The federal debt (accumulated deficit) is the difference between the Government’s total liabilities and its total assets. With total liabilities of $1.2 trillion, financial assets of $398.6 billion and non-financial assets of $87.5 billion, the federal debt stood at $671.3 billion at March 31, 2018, up $19.7 billion from March 31, 2017.

The $19.7-billion increase in the federal debt reflects the 2017–18 budgetary deficit of $19.0 billion and a $0.8-billion other comprehensive loss. The $0.8-billion other comprehensive loss largely reflects $0.7 billion in net unrealized losses on available-for-sale financial instruments.

Table 6

Federal Debt (Accumulated Deficit)

$ millions

	2016–17 Restated[1]	2017–18	Net change

Federal debt at beginning of year	(634,440)	(651,540)	(17,100)

Annual deficit	(18,957)	(18,961)	(4)

Other comprehensive income (loss)	1,857	(753)	(2,610)

Federal debt at end of year	(651,540)	(671,254)	(19,714)
[1]	Certain comparative figures have been restated. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

Annual Financial Report 2017–18 17

Accounting Change and Restatement

The opening balance of the federal debt in 2016–17 and 2017–18 has been restated to reflect a change in the discount rate methodology used in determining the present value of the Government’s unfunded pension obligations. This change has been made following a review of all of the discount rates used by the Government in valuing its long-term assets and liabilities that was undertaken following observations made by the Auditor General in the 2016 and 2017 Public Accounts of Canada. The review was aimed at promoting consistency in the Government’s present value techniques and considered industry practices, emerging developments in accounting standards and trends in the Canadian financial market.

Under the Government’s previous methodology, unfunded pension obligations were discounted using a 20-year weighted moving average of Government of Canada long-term bond rates projected over time. Under the new methodology, unfunded pension obligations are discounted using actual Government of Canada bond yields in effect at year-end. The new methodology represents a fundamental change in the Government’s discounting approach, and is therefore considered a change in accounting policy, which has been applied on a retroactive basis. This restatement has resulted in an $18.5-billion increase in the opening balance of the federal debt in 2016–17 and a $1.2-billion increase in the deficit in 2016–17. For 2017–18, this change has resulted in a $19.6-billion increase in the opening balance of the federal debt and a $0.5-billion increase in the 2017–18 deficit. Further details regarding this accounting policy change can be found in Note 3 to the condensed consolidated financial statements.

Ten-Year Impact of the Change in Discount Rate Methodology Used to Determine the Government’s Unfunded Pension Obligations

The table below provides an estimate of the impact in each of the past 10 years of the change in the accounting policy with respect to discount rates on the Government’s budgetary balance and federal debt. The total retroactive adjustment and the amount specifically allocated to 2016–17 are audited. The allocation of the residual difference to specific historical periods as well as the impact on 2017–18 are unaudited.

Table 7

Impact of Change in Accounting Policy on the Budgetary Balance and Federal Debt

$ millions

	2008–09	2009–10	2010–11	2011–12	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18
Impact
Budgetary balance	(3,361)	(770)	(1,581)	(1,754)	(2,878)	(2,900)	(2,461)	(1,874)	(1,187)	(507)

Federal debt	(4,236)	(5,006)	(6,587)	(8,341)	(11,219)	(14,119)	(16,580)	(18,454)	(19,641)	(20,148)
Per cent of GDP	0.3%	0.3%	0.4%	0.5%	0.6%	0.7%	0.8%	0.9%	1.0%	0.9%

After change in accounting policy
Budgetary balance	(9,116)	(56,368)	(34,953)	(28,033)	(21,293)	(8,050)	(550)	(2,861)	(18,957)	(18,961)

Federal debt	(467,946)	(524,103)	(556,914)	(591,917)	(620,610)	(626,000)	(628,910)	(634,440)	(651,540)	(671,254)
Per cent of GDP	28.3%	33.4%	33.5%	33.4%	34.0%	33.0%	31.6%	31.8%	32.0%	31.3%

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Table 8

Outstanding Debt at Year-End

$ billions

	2016–17 Restated[1]	2017–18
Liabilities

Accounts payable and accrued liabilities	132.5	154.8

Interest-bearing debt

Unmatured debt	713.6	721.2

Pensions and other employee future benefits	265.0	275.7

Other liabilities	5.7	5.7

Total interest-bearing debt	984.3	1,002.6

Total liabilities	1,116.9	1,157.4

Financial assets

Cash and accounts receivable	47.5	50.2

Taxes receivable	110.5	123.0

Foreign exchange accounts	98.8	96.9

Loans, investments and advances	124.0	126.4

Public sector pension assets	1.9	2.1

Total financial assets	382.8	398.6

Net debt	(734.1)	(758.8)

Non-financial assets

Tangible capital assets	69.7	73.8

Inventories	6.8	6.7

Prepaid expenses and other	6.0	7.0

Total non-financial assets	82.6	87.5

Federal debt (accumulated deficit)	(651.5)	(671.3)

Note: Numbers may not add due to rounding.

[1]	Certain comparative figures have been restated. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

Annual Financial Report 2017–18 19

The following chart shows the federal debt as a percentage of GDP since 1993–94. The federal debt stood at 31.3 per cent of GDP in 2017–18, down from 32.0 per cent in 2016–17.

Assets

The Government’s assets consist of financial assets (cash and other accounts receivable, taxes receivable, foreign exchange accounts, loans, investments and advances, and public sector pension assets) and non-financial assets (tangible capital assets, inventories, and prepaid expenses and other).

Financial assets totalled $398.6 billion at March 31, 2018, up $15.9 billion from March 31, 2017.

Cash and other accounts receivable increased by a total of $2.6 billion.

Taxes receivable increased by $12.5 billion during 2017–18 to $123.0 billion.

Foreign exchange accounts decreased by $1.9 billion in 2017–18, totalling $96.9 billion at March 31, 2018. The decrease in foreign exchange accounts is in large part due to a decline in foreign exchange reserves held in the Exchange Fund Account, reflecting a $4.2-billion decrease in advances to the Account during the year, partially offset by the Account’s $1.7 billion in net income and $1.3 billion in foreign exchange gains.

20

The Government’s loans, investments and advances amounted to $126.4 billion at March 31, 2018, up $2.4 billion from the close of 2016–17. This increase reflects growth in loans, investments and advances in enterprise Crown corporations and other government business enterprises, as well as an increase in other loans, investments and advances:

•

Loans, investments and advances in enterprise Crown corporations and other government business enterprises increased by $1.3 billion in 2017–18. Net loans and advances increased by $3.1 billion, mainly due to an increase in loans to enterprise Crown corporations under the consolidated borrowing framework. Investments in enterprise Crown corporations and other government business enterprises decreased by $1.8 billion, as the $7.0 billion in net profits recorded by these entities during 2017–18 were more than offset by the $0.8 billion in other comprehensive losses and $8.0 billion in dividends paid to the Government.

•

Other loans, investments and advances increased by $1.0 billion in 2017–18, largely reflecting growth in the Canada Student Loans portfolio, attributable in part to measures introduced in Budget 2016, which increased the number of students eligible to participate in the program, as well as the number of students eligible to receive the maximum loan amount.

Public sector pension assets increased by $0.2 billion.

The Government’s net debt (total liabilities less financial assets) stood at $758.8 billion at March 31, 2018, up $24.7 billion from March 31, 2017.

Non-financial assets amounted to $87.5 billion at March 31, 2018, up $5.0 billion from March 31, 2017. This growth is primarily attributable to a $4.2-billion increase in tangible capital assets and a $1.0-billion increase in prepaid expenses and other non-financial assets. This latter increase is due mainly to an increase in progress work by Canadian exporters on contracts not yet fulfilled by the Canadian Commercial Corporation.

Liabilities

The Government’s liabilities consist of accounts payable and accrued liabilities and interest-bearing debt.

Accounts payable and accrued liabilities amounted to $154.8 billion at March 31, 2018, up $22.3 billion from the close of 2016–17. This increase reflects growth in amounts payable related to tax, provisions for contingent liabilities, other accounts payable and accrued liabilities, and liabilities for interest and matured debt, partially offset by decreases in deferred revenue, and environmental liabilities and asset retirement obligations.

•	Amounts payable related to tax increased by $6.8 billion in 2017–18, from $55.1 billion at March 31, 2017 to $61.9 billion at March 31, 2018.

•

Provisions for contingent liabilities increased by $6.5 billion, largely reflecting an increase in the Government’s estimated losses related to various specific claims and pending and threatened litigation.

•

Other accounts payable and accrued liabilities increased by $10.1 billion in 2017–18. Within this component, liabilities under provincial, territorial and Aboriginal tax agreements increased by $5.0 billion due to timing differences in payments to provinces, territories and Aboriginal governments. Accounts payable increased by $5.3 billion. Within this category, accounts payable of consolidated Crown corporations and other entities increased by $1.5 billion, largely relating to growth in trade payables and progress work liabilities owed to foreign customers by the Canadian Commercial Corporation. Notes payable to international organizations and miscellaneous paylist deductions increased by $0.2 billion and $0.1 billion respectively. These increases were offset by a $0.5-billion decrease in accrued salaries and benefits, reflecting in part the payment of retroactive salaries under new collective agreements.

Annual Financial Report 2017–18 21

•	Deferred revenue decreased by $0.9 billion in 2017–18, primarily reflecting the recognition of previously deferred revenue related to spectrum licence auctions.

•

Environmental liabilities and asset retirement obligations decreased by $0.3 billion in 2017–18, reflecting remediation activities undertaken during the year, as well as downward revisions to previously estimated provisions.

•	Liabilities for interest and matured debt increased by $27 million from the prior year.

Interest-bearing debt includes unmatured debt, liabilities for pensions and other employee future benefits, and other liabilities. At March 31, 2018, interest-bearing debt amounted to $1,002.6 billion, up $18.2 billion from a year earlier. Within interest-bearing debt, unmatured debt increased by $7.6 billion, due mainly to an increase in marketable bonds. Liabilities for pensions and other employee future benefits increased by $10.7 billion. Other liabilities, which include deposit and trust accounts and other specified purpose accounts, decreased by $19 million.

International Comparisons of Government Debt

Jurisdictional responsibility (between central, state and local governments) for government programs differs among countries. As a result, international comparisons of government fiscal positions are made on a total government, National Accounts basis. For Canada, total government net debt includes that of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan.

Canada’s total government net debt-to-GDP ratio stood at 27.8 per cent in 2017, as shown in the following chart. This is the lowest level among G7 countries and is less than half of the G7 average, which the IMF estimates stood at 87.5 per cent of GDP in that same year.

22

The following table provides a reconciliation between the Government of Canada’s federal debt-to-GDP ratio and Canada’s total government net debt-to-GDP ratio used for international debt comparison purposes. Importantly, Canada’s total government net debt-to-GDP ratio includes the net debt of the federal, provincial, territorial and local governments as well as the net assets held by the Canada Pension Plan (CPP) and Québec Pension Plan (QPP), and excludes liabilities for public sector pensions and other employee future benefits.

Table 9

Reconciliation of 2017–18 Federal Debt-to-GDP Ratio With Calendar 2017 Total Government Net Debt to-GDP-Ratio
		(per cent of GDP)

Federal debt		31.3

Add:	Non-financial assets	4.1

Net debt (Public Accounts basis)		35.4

Less:	Liabilities for public sector pensions	(8.0)
	Liabilities for other future benefits	(4.9)
	National Accounts/Public Accounts methodological differences and timing adjustments[1]	(0.8)

Total federal net debt (National Accounts basis)		21.7

Add:	Net debt of provincial/territorial and local governments	19.4
Less:	Net assets of the CPP/QPP	(13.3)

Total government net debt		27.8

Note: Numbers may not add due to rounding

[1]  Includes timing differences (National Accounts data are as of December 31), differences in the universe covered by each accounting system, and differences in accounting treatments of various transactions such as capital gains

Sources:Statistics Canada and Public Accounts of Canada.

Financial Source/Requirement

The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, public sector pensions, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions.

Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.

Non-budgetary transactions resulted in a net source of funds amounting to $9.5 billion in 2017–18, compared to a net requirement for funds of $8.5 billion in 2016–17. The year-over-year increase in the financial source from non-budgetary transactions largely reflects an increase in the financial source from accounts payable and accrued liabilities.

Annual Financial Report 2017–18 23

With a budgetary deficit of $19.0 billion and a financial source from non-budgetary transactions of $9.5 billion, there was a total financial requirement of $9.4 billion in 2017–18, compared to a financial requirement of $27.5 billion in 2016–17 (Table 10).

The Government financed this financial requirement of $9.4 billion by decreasing its cash balances by $1.9 billion and increasing unmatured debt by $7.6 billion.

Cash balances at the end of March 2018 stood at $34.6 billion, down $1.9 billion from their level at the end of March 2017. The balance of cash and cash equivalents includes a $20-billion designated deposit held with the Bank of Canada with respect to prudential liquidity management. The Government’s overall liquidity is maintained at a level sufficient to cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

Table 10

Budgetary Balance, Financial Source/Requirement and Net Financing Activities

$ billions

	2016–17 Restated[1]	2017–18

Deficit for the year	(19.0)	(19.0)

Non-budgetary transactions

Pensions and other accounts

Public sector pension liabilities	0.8	(0.5)
Other employee and veteran future benefits liabilities	7.9	11.2
Other liabilities	0.1	0.0
Public sector pension assets	(0.3)	(0.2)

Total	8.5	10.4

Non-financial assets	(4.8)	(5.0)

Loans, investments and advances	(6.2)	(3.1)

Other transactions

Accounts payable, receivable, accruals and allowances	(0.8)	5.3
Foreign exchange activities	(5.3)	1.9

Total	(6.0)	7.2

Total non-budgetary transactions	(8.5)	9.5

Financial requirement	(27.5)	(9.4)

Net change in financing activities

Marketable bonds (Canadian currency)	32.2	38.7

Treasury bills	(1.4)	(26.0)

Retail debt	(0.5)	(1.9)

Other	(4.8)	(3.2)

Total	25.4	7.6

Change in cash balances	(2.1)	(1.9)

Cash at end of year	36.5	34.6

Note: Numbers may not add due to rounding.

[1]	Certain comparative figures have been restated. Information regarding this restatement can be found in Note 3 of the condensed consolidated financial statements.

24

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

REPORT OF THE INDEPENDENT AUDITOR ON THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Minister of Finance

The accompanying condensed consolidated financial statements, which comprise the condensed consolidated statement of financial position as at 31 March 2018, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, are derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2018. I expressed an unmodified audit opinion on those consolidated financial statements in my report dated 12 September 2018.

The condensed consolidated financial statements do not contain all the disclosures required by Canadian public sector accounting standards. Reading the condensed consolidated financial statements, therefore, is not a substitute for reading the audited consolidated financial statements of the Government of Canada.

The Government’s Responsibility for the Condensed Consolidated Financial Statements

The Government is responsible for the preparation of the condensed consolidated financial statements on the basis described in Note 1.

Auditor’s Responsibility

My responsibility is to express an opinion on the condensed consolidated financial statements based on my procedures, which were conducted in accordance with Canadian Auditing Standard (C.A.S) 810, “Engagements to Report on Summary Financial Statements”.

Opinion

In my opinion, the condensed consolidated financial statements derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2018 are a fair summary of those consolidated financial statements, on the basis described in Note 1.

Michael Ferguson, CPA, CA

FCPA, FCA (New Brunswick)

Auditor General of Canada

12 September 2018

Ottawa, Canada

Condensed Consolidated Financial Statements of the Government of Canada

The fundamental purpose of these condensed consolidated financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.

Government of Canada

Condensed Consolidated Statement of Operations and Accumulated Deficit

for the Year Ended March 31, 2018

$ millions

	2018 Budget (Note 4)		2018 Actual	2017 Actual Restated (Note 3)

Revenues

Income tax revenues	202,582		209,269	192,967

Other taxes and duties	51,729		53,819	51,348

Employment insurance premiums	21,248		21,140	22,125

Other revenues	29,144		29,378	27,055

Total revenues	304,703		313,606	293,495

Expenses

Transfer payments

Old age security benefits and related payments	51,056		50,644	48,162
Major transfer payments to other levels of government	70,547		70,519	68,652
Employment insurance	21,982		19,715	20,711
Children’s benefits	23,013		23,432	22,065
Other transfer payments	45,136		47,138	41,580

Total transfer payments	211,734		211,448	201,170

Other expenses	96,500		99,230	90,050

Total program expenses	308,234		310,678	291,220

Public debt charges	22,452		21,889	21,232

Total expenses	330,686		332,567	312,452

Annual deficit	(25,983)	[1]	(18,961)	(18,957)

Accumulated deficit at beginning of year	(651,540)		(651,540)	(634,440)

Other comprehensive (loss) income	-		(753)	1,857

Accumulated deficit at end of year	(677,523)		(671,254)	(651,540)

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Budget 2017 disclosed the budgetary deficit as $25.5 billion before deducting the adjustment for risk ($3 billion)

Annual Financial Report 2017–18 27

Government of Canada

Condensed Consolidated Statement of Financial Position

as at March 31, 2018

$ millions

	2018	2017 Restated (Note 3)
Liabilities

Accounts payable and accrued liabilities	154,824	132,519

Interest-bearing debt

Unmatured debt	721,201	713,633
Pensions and other future benefits	275,707	265,015
Other liabilities	5,670	5,689
Total interest-bearing debt	1,002,578	984,337

Total liabilities	1,157,402	1,116,856

Financial assets

Cash and accounts receivable	173,206	158,055

Foreign exchange accounts	96,938	98,797

Loans, investments and advances	126,371	124,006

Public sector pension assets	2,124	1,900

Total financial assets	398,639	382,758

Net debt	(758,763)	(734,098)

Non-financial assets

Tangible capital assets	73,835	69,676

Other	13,674	12,882

Total non-financial assets	87,509	82,558

Accumulated deficit	(671,254)	(651,540)

Contractual obligations and contractual rights (Note 5)

Contingent liabilities (Note 6)

The accompanying notes are an integral part of these condensed consolidated financial statements.

28

Government of Canada

Condensed Consolidated Statement of Change in Net Debt

for the Year Ended March 31, 2018

$ millions

	2018 Budget (Note 4)		2018 Actual	2017 Actual Restated (Note 3)

Net debt at beginning of year	(734,098)		(734,098)	(712,205)

Change in net debt during the year

Annual deficit	(25,983)	[1]	(18,961)	(18,957)

Acquisition of tangible capital assets	(8,056)		(9,793)	(8,547)

Amortization of tangible capital assets	5,954		5,261	5,168

Other	975		(419)	(1,414)

Net increase in net debt due to operations	(27,110)		(23,912)	(23,750)

Other comprehensive (loss) income	-		(753)	1,857

Net increase in net debt	(27,110)		(24,665)	(21,893)

Net debt at end of year	(761,208)		(758,763)	(734,098)

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 Budget 2017 disclosed the budgetary deficit as $25.5 billion before deducting the adjustment for risk ($3 billion)

Government of Canada

Condensed Consolidated Statement of Cash Flow

for the Year Ended March 31, 2018

$ millions

	2018	2017 Restated (Note 3)

Cash used by operating activities

Annual deficit	(18,961)	(18,957)

Adjustments to reconcile annual deficit to cash used by operating activities	15,184	1,148
	(3,777)	(17,809)

Cash used by capital investment activities	(8,954)	(7,413)

Cash provided (used) by investing activities	4,978	(1,909)

Cash provided by financing activities	5,895	25,061

Net decrease in cash and cash equivalents	(1,858)	(2,070)

Cash and cash equivalents at beginning of year	36,500	38,570

Cash and cash equivalents at end of year	34,642	36,500

Supplementary information

Cash used for interest	13,411	13,451

The accompanying notes are an integral part of these condensed consolidated financial statements.

Annual Financial Report 2017–18 29

Notes to the Condensed Consolidated Financial Statements of the Government of Canada

1.    Applied Criteria in the Preparation of the Condensed Consolidated Financial Statements

The criteria applied by the Government in the preparation of these condensed consolidated financial statements are as follows:

i.

These condensed consolidated financial statements are extracted from the audited consolidated financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2018, which are to be tabled in Parliament.

ii.

The condensed consolidated financial statements are in agreement with the related information in the audited consolidated financial statements and contain the information necessary to avoid distorting or obscuring matters disclosed in the related complete audited consolidated financial statements, including the notes thereto.

iii.	As these condensed consolidated financial statements are, by their nature, summarized, they do not include all disclosures required by Canadian public sector accounting standards.

iv.	Readers interested in the disclosure of more detailed data should refer to the audited consolidated financial statements in the Public Accounts of Canada.

2.    Summary of Significant Accounting Policies

The reporting entity of the Government of Canada includes all of the government organizations which comprise the legal entity of the Government as well as other government organizations, including Crown corporations, which are separate legal entities but are controlled by the Government. The financial activities of all of these entities, except for enterprise Crown corporations and other government business enterprises, are consolidated in these financial statements on a line-by-line and uniform basis of accounting after eliminating significant inter-governmental balances and transactions. Enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities, are recorded under the modified equity method. The Canada Pension Plan (CPP), which includes the assets of the CPP under the administration of the Canada Pension Plan Investment Board, is excluded from the reporting entity because changes to the CPP require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.

The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited consolidated financial statements, which are based on Canadian public sector accounting standards. The presentation and results using the stated accounting policies do not result in any significant differences from Canadian public sector accounting standards.

30

Financial assets presented on the Condensed Consolidated Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time, as required. Obligations for pensions and other future benefits are measured on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.

Some amounts in these condensed consolidated financial statements are based on estimates and assumptions made by the Government. They are based on facts and circumstances, historical experience, general economic conditions and reflect the Government’s best estimate of the related amount at the end of the reporting period. Estimates and underlying assumptions are reviewed annually at March 31. Revisions to accounting estimates are recognized in the period in which estimates are revised if revisions affect only that period or in the period of revision and future periods if revisions affect both current and future periods.

A material measurement uncertainty exists when it is reasonably possible that a material variance could occur in the reported or disclosed amount in the near term. Near term is defined as a period of time not to exceed one year from March 31. The Government has determined that a material measurement uncertainty exists with respect to the reported amounts for public sector pensions and other employee and veteran future benefits. Measurement uncertainty due to estimates and assumptions also exists in the provision for contingent liabilities; the accrual of tax revenues and the related amounts receivable and payable and the allowance for doubtful accounts; environmental liabilities; and contractual rights. It is reasonably possible that the Government’s reassessments of these estimates and assumptions could require a material change in reported amounts or disclosures in the condensed consolidated financial statements.

3.    Accounting Changes and Restatement

Change in discount rate methodology

The Government has reviewed its methodologies for selecting discount rates used in the measurement of its long-term assets and liabilities in order to promote consistency when using a present value technique. This review considered industry practices and emerging changes in accounting standards. The revised discount rate methodology establishes the Government’s cost of borrowing by reference to the actual zero-coupon yield curve for Government of Canada bonds, and affects liabilities for unfunded public sector pensions and other employee and veteran future benefits, environmental liabilities and asset retirement obligations, provision for contingent liabilities, capital leases and loans receivable.

Except as noted below for unfunded pension benefits, this refinement was accounted for as a change in estimate affecting the period of change and applicable future periods. The change in estimate did not have a material impact on the current year, except for other employee and veteran future benefits, where the weighted average discount rate of 2.2% was lower than the discount rate of 2.4% used under the previous methodology resulting in an increase of $5,226 million in accrued benefit obligations.

Annual Financial Report 2017–18 31

Unfunded pension benefits

In the past, unfunded pension benefits were discounted using a streamed weighted average of Government of Canada long-term bond rates, which was calculated based on a 20-year weighted moving average of Government of Canada long-term bond rates projected over time. Unfunded pension benefits are now discounted using actual yields that reflect the timing of the expected future cash flows. This change represents a fundamental adjustment to the methodology used to select the discount rate and, therefore, is considered a change in accounting policy which was applied on a retroactive basis. The accrued benefit obligation for unfunded pension benefits is $198,000 million ($200,950 million in 2017) compared to $164,983 million ($166,482 million in 2017) under the old discount rate methodology.

The effects of the restatement are as follows:

$ millions

	2017
	As previously reported	Effect of change in accounting policy	As restated

Condensed Consolidated Statement of Operations and Accumulated Deficit

Expenses—other expenses	85,986	4,064	90,050

Public debt charges	24,109	(2,877)	21,232

Total expenses	311,265	1,187	312,452

Annual deficit	(17,770)	(1,187)	(18,957)

Accumulated deficit at beginning of year	(615,986)	(18,454)	(634,440)

Accumulated deficit at end of year	(631,899)	(19,641)	(651,540)

Condensed Consolidated Statement of Financial Position

Pensions and other future benefits	245,374	19,641	265,015

Net debt	(714,457)	(19,641)	(734,098)

Accumulated deficit	(631,899)	(19,641)	(651,540)

Condensed Consolidated Statement of Change in Net Debt

Net debt at beginning of year	(693,751)	(18,454)	(712,205)
Annual deficit	(17,770)	(1,187)	(18,957)
Net debt at end of year	(714,457)	(19,641)	(734,098)

Condensed Consolidated Statement of Cash Flow

Annual deficit	(17,770)	(1,187)	(18,957)
Adjustments to reconcile annual deficit to cash used by operating activities	(39)	1,187	1,148

Discount rates used to measure

Accrued benefit obligations	3.7%	(1.5%)	2.2%

Benefit and interest expenses	4.4%	(2.5%)	1.9%

32

4.    Source of Budget Amounts

The budget amounts included in the Condensed Consolidated Statement of Operations and Accumulated Deficit and the Condensed Consolidated Statement of Change in Net Debt are derived from the amounts that were budgeted for 2018 in the March 2017 Budget Plan (Budget 2017). To enhance comparability with actual 2018 results, Budget 2017 amounts have been restated to reflect the change in the discount rate methodology used in determining the present value of the Government’s unfunded pension obligations. This restatement has resulted in a $2,795-million increase in projected program expenses, a $2,288-million decrease in projected public debt charges, and a $507-million increase in the projected 2018 annual deficit. In addition, certain Budget 2017 amounts have been reclassified to conform to the current year’s presentation in the condensed consolidated financial statements, with no overall impact on the budgeted 2018 annual deficit.

Since actual opening balances of the accumulated deficit and net debt were not available at the time of preparation of Budget 2017, the corresponding amounts in the budget column have been adjusted to the actual closing balances of the previous year.

5.    Contractual Obligations and Contractual Rights

The nature of government activities results in large multi-year contracts and agreements, including international treaties, protocols and agreements of various size and importance. Any financial obligations resulting from these contracts and agreements are recorded as a liability when the terms for the acquisition of goods and services or the provision of transfer payments are met.

Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, agreements for the acquisition of goods and services, operating leases and funding of international organizations. At March 31, 2018, contractual obligations amount to $137,921 million ($121,718 million in 2017), of which $39,001 million pertains to fiscal year 2019.

The activities of government can also involve the negotiation of contracts or agreements with third parties that result in the government having rights to both assets and revenues in the future. These arrangements typically relate to sales of goods and services, leases of property, and royalties and profit-sharing arrangements. The terms of these contracts and agreements may not always allow for a reasonable estimate of revenues in the future. For contracts and agreements that do allow for a reasonable estimate, total revenues to be received in the future under major contractual rights are estimated at $54,646 million at March 31, 2018, of which $4,420 million pertains to fiscal year 2019.

6.    Provisions and Contingent Liabilities

Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. A provision is recorded when the potential liabilities are assessed as likely to become an actual liability and a reasonable estimate of the loss can be made. The Government’s contingent liabilities include claims comprising litigation, specific claims and comprehensive land claims, guarantees provided by the Government, assessed taxes under appeal, callable share capital in international organizations, and insurance programs of agent enterprise Crown corporations.

i.

There are thousands of claims, including pending and threatened litigation, specific claims and comprehensive land claims, outstanding against the Government. While the total amount claimed in these actions is significant, their outcomes are not determinable in all cases. The Government has recorded an allowance for claims where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Significant exposure to a liability could exist in excess of what has been accrued. Claims and litigation for which the outcome is not determinable and for which an amount has not been accrued are estimated at approximately $10,053 million ($9,354 million in 2017).

Annual Financial Report 2017–18 33

ii.

Guarantees provided by the Government include guarantees on the borrowings of enterprise Crown corporations and other government business enterprises, loan guarantees, insurance programs managed by the Government, and other explicit guarantees. At March 31, 2018, the principal amount outstanding for guarantees provided by the Government amounts to $553,133 million ($544,549 million in 2017) for which an allowance of $278 million ($282 million in 2017) has been recorded. Of the total amount guaranteed, $291,469 million ($276,559 million in 2017) relates to guarantees on the borrowings of agent enterprise Crown corporations.

iii.

Contingent liabilities include previously assessed federal taxes where amounts are being appealed to the Tax Court of Canada, the Federal Court of Canada, or the Supreme Court of Canada. As of March 31, 2018, $5,404 million ($5,588 million in 2017) was being appealed to the courts. The Government has recorded, in the amounts payable related to tax or in reduction of the amounts receivable from taxpayers, as applicable, the estimated amount of appeals that are considered likely to be lost and that can be reasonably estimated.

iv.

The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2018, callable share capital amounts to $32,030 million ($31,780 million in 2017).

v.

At March 31, 2018, insurance in force relating to self-sustaining insurance programs operated by four agent enterprise Crown corporations amounts to $1,754,457 million ($1,728,312 million in 2017). The Government expects that all four corporations will cover the cost of both current claims and possible future claims.

7.    Subsequent Event

On August 31, 2018, the Government of Canada purchased the Trans Mountain Pipeline System and Expansion Project from Kinder Morgan Cochin ULC, including the related pipeline and terminal assets for $4.5 billion. The business was acquired through an enterprise Crown corporation. This transaction will be reflected in the 2019 financial statements through loans, investments and advances on the Government of Canada’s Condensed Consolidated Statement of Financial Position.

34